

December 18, 2024

Mark E. Seaton
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA 92707-5913

> **Re: First American Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Response dated December 9, 2024**
> **File No. 001-34580**

Dear Mark E. Seaton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance